UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Special Diversified Opportunities Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

862700101

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 7,255,048
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,255,048
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,255,048
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 34.5%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,189,656
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,189,656
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,656
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 24.7%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,065,392
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,065,392
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,392
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 7,255,048
9 Sole Dispositive Power 0
10 Shared Dispositive Power 7,255,048
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,255,048
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 34.5%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”), of Special Diversified Opportunities Inc., a Delaware corporation (the “Issuer”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on October 29, 2015 and amended on December 21, 2015, March 2, 2016 and September 27, 2016 (as so amended, the “Schedule 13D”).

This Amendment is being filed to amend and supplement Items 4, 6 and 7 of the Schedule 13D as set forth below.

Item 4.     Purposes of Transaction

On November 25, 2016, the Issuer, Standard General Master Fund L.P. (“SG Master Fund”), P Standard General Ltd. (“PSG”) and Standard General Focus Fund L.P. (“SG Focus Fund” and, collectively with SG Master Fund and PSG, the “SG Parties”) entered into a Contribution and Exchange Agreement (the “Agreement”).  Pursuant to the Agreement, the SG Parties will contribute, or cause to be contributed to the Issuer, approximately 9,592,373 shares of the voting common stock, par value $0.01 per share (the “Turning Point Common Stock”) of Turning Point Brands, Inc. (NYSE: TPB), consisting of (i) certain shares of Turning Point Common Stock (“Contributed Shares”) held by the SG Parties or which the SG Parties have the right to acquire prior to the contribution and (ii) certain shares of Turning Point Common Stock (“Additional Shares”) held by certain third parties (“Additional Persons”) over which the SG Parties have certain disposition and other rights. The Contributed Shares and the Additional Shares will represent over 50.1% of the issued and outstanding shares of Turning Point Common Stock.

In exchange for the Contributed Shares and the Additional Shares, the Issuer will issue to the SG Parties and the Additional Persons (as applicable) shares of the Class A Common Stock (as defined herein) of the Issuer based on an exchange ratio, calculated as of the closing of the Contribution and Exchange (as defined herein), equal to the lesser of (i) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the Common Stock of the Issuer (as adjusted to reflect the reclassification of the Common Stock of the Issuer pursuant to the Interim Charter Amendment (as defined herein)) and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of the Issuer. Prior to the consummation of the transactions contemplated by the Agreement (the “Contribution and Exchange”), the Issuer will amend and restate the certificate of incorporation of the Issuer (the “Interim Charter Amendment”) to provide for, among other things, (x) the reclassification of every ten (10) shares of the common stock, par value $0.01 per share, of the Issuer into a one share of a new class of common stock, par value $0.01 per share, designated as “Class A Common Stock” (the “Class A Common Stock”) and (y) the authorization for issuance of an additional class of common stock, par value $0.01 per share, of the Issuer designated as “Class B Common Stock” (the “Class B Common Stock”).  Immediately following the consummation of the Contribution and Exchange, the Issuer will distribute a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock (the “Dividend”).  The Class A Common Stock and the Class B Common Stock will vote together as a single class and will be substantially the same, except that the Class B Common Stock shall have 10 votes per share and the Class A Common Stock one vote per share. Following distribution of the Dividend, the SG Parties will deliver a written consent to adopt and approve a further amendment and restatement of the certificate of incorporation of the Issuer (the “Final Charter Amendment”).

The Agreement, the Interim Charter Amendment, the Contribution and Exchange, the Dividend and the Final Charter Amendment were approved by a unanimous vote of the Issuer’s board of directors (the “Issuer Board”), acting upon the unanimous recommendation of the special committee comprised of independent directors of the Issuer Board (the “Special Committee”). In connection with the Issuer Board’s approval, EP Securities LLC rendered its opinion to the Special Committee and then to the Issuer Board that, as of the date of the opinion and subject to the assumptions, qualifications and limitations set forth therein, that the Contribution and Exchange and the Dividend to be received by the holders of the Issuer’s Class A Common Stock, other than the SG Parties and their affiliates, pursuant to the Agreement is fair to such holders from a financial point of view.

The Issuer and the SG Parties each made customary representations, warranties and covenants in the Agreement.  Such representations and warranties have been made solely for the benefit of the other parties thereto and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one or more of the parties if those statements prove to be inaccurate, (ii) have been qualified by disclosures that were made to the other parties in connection with the negotiation of the agreement, which disclosures are not necessarily reflected in the Agreement, (iii) may apply standards of materiality different from those generally applicable to public disclosures to stockholders and reports and documents filed with the SEC and (iv) were made only as of the date of the Agreement or such other date or dates as may be specified in the Agreement and are subject to more recent developments. Customary covenants govern the time between the date of the Agreement and the closing regarding conduct of the Issuer’s business, access to information pertaining to the Issuer’s business, and notification of certain events.  Consummation of the Contribution and Exchange is subject to the approval by the Issuer’s stockholders of a proposal (the “Interim Charter Amendment Proposal”) to amend the Issuer’s certificate of incorporation to approve the Interim Charter Amendment.

Closing of the Contribution and Exchange is expected to occur in the first quarter of 2017.  The Agreement provides for certain termination rights for the Issuer and the SG Parties as set forth therein.

The foregoing summary is qualified in its entirety by reference to the full text of the Agreement, a copy of which is incorporated herein by reference as Exhibit 99.1 hereto.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

Item 7.  Material Agrements to Be Filed as Exhibits

Exhibit 99.1  Contribution and Exchange Agreement, dated as of November 25, 2016, by and among the Issuer, SG Master Fund, PSG and Standard General Focus Fund L.P. is incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 25, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              November 25, 2016
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim